UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


INDUSTRIES INTERNATIONAL, INCORPORATED
(Exact name of Registrant as specified in charter)


     NEVADA                                         87-0522115
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


1236 Wigwam Street, Mesquite, NV               89027
(Address of principal executive offices)     (Zip Code)

Issuer's telephone number, including area code:  (702) 346-4637


Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange on which
     Title of each class               each class is to be registered
            None                                    N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
       Common Stock
       Par Value $.01

TABLE OF CONTENTS

PART I                                                                    Page

ITEM 1.  DESCRIPTION OF BUSINESS                                             3

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION                                      7

ITEM 3.  DESCRIPTION OF PROPERTY                                             8

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIALOWNERS AND MANAGEMENT       9

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS        10

ITEM 6.  EXECUTIVE COMPENSATION                                             11

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                     12

ITEM 8.  DESCRIPTION OF SECURITIES                                          12

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'SCOMMON EQUITY AND
OTHER SHAREHOLDER MATTERS                                                   12

ITEM 2.  LEGAL PROCEEDINGS                                                  13

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                      14

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                             14

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                           14

PART F/S                                                                    14

PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.              15

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Industries International, Incorporated (the "Company") was incorporated under the laws of the State of Nevada on January 11, 1991.

     In 1994 the Company located a site which it determined would be suitable for the development of a golf course. Management secured the undeveloped land from the owner through a long-term lease. (See below Item 3. Description of Property.) The Company commenced an engineering and feasability study on the property and engaged a golf course architect and a project engineer for the development of the site. However, the Company was unable to secure adequate funding for the project and assigned its interest in the property to a third party for $30,000 in 1998. The transaction became subject to litigation when the land owner refused to honor the original lease. (See below Part II, Item
2. Legal Proceedings.) The Company has been inactive since 1998, except for its involvement in this litigation.

Proposed Business

     If possible, the Company intends to seek land on which to develop a golf course. Management intends to use the experience gained in the Company's original project to locate a suitable site for a new golf course and to seek the funding necessary to develop the site. This funding may take the form of equity funding, joint venture funding, or other forms of corporate financing. Management does not anticipate that bank or other traditional forms of financing will be available to the Company to secure the land or develop the golf course.

     Management has not determined where it would seek and locate a golf course, but anticipates that initial sites in southern Nevada would be sought first. Management has not conducted any feasability studies on any sites and has no agreements or arrangements for the purchase of land for a proposed site.

     If the Company is unable to locate a suitable golf course project with the limited funds available to the Company, management intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for such a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders. In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder. The Company does not intend to seek shareholder approval to proceed with a golf course project unless required by law.

     The selection of a new business opportunity in which to participate is complex and risky. Additionally, as the Company has no immediate resources available to it, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration Statement on a voluntary basis before seeking a business venture. Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company. The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board in the future. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers.
In addition, the Company does not intend to use any of its shareholders to obtain market makers.

     In the selection of a site for a golf course, management intends to consider a number of factors before proceeding with the project. These may include the availability of financing for purchase of the land and construction of the project on terms favorable to the Company; the initiation of a feasability study for the site; the availability of water and other utilities for the site; adequate zoning of the location; absence of any endangered species; and any potential environmental issues.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any new business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to, an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Regardless, the results of operations of any new entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any new business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually locate a new site for a golf course or participate in any new business endeavor. The Company anticipates that proposed sites for a golf course or a new business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential new business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has secured funding to develop a golf course or completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders. However, due to the minimal amount of time devoted to management by any person, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Fees are often paid in connection with the completion of acquisitions, reorganizations or mergers. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present directors, executive officers or promoters, nor their affiliates or associates, has had any talks or negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Accordingly, there no present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company possesses such limited funds. In negotiating for a site for a golf course, the Company would be severely hampered by the lack of immediate resources to purchase the land or develop the project. After locating a suitable site, the Company may seek a joint venture partner to assist in the financing of the project. In the alternative, the Company may seek equity funding. Such equity funding could significantly dilute the percentage ownership interest of existing stockholders.

     The Company has no employees and does not intend to employ anyone in the future, unless its present business operations were to change. The Company is not paying salaries or other forms of compensation to its present officers and directors for their time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since its inception, the Company has had no operations, except in connection with the design and initial development of a proposed golf course in Nevada. In 1998 the Company assigned its interest in the long-term land leases to a third party prior to any actual improvements to the land. Since 1998 the only business of the Company has been in connection with the litigation involving the long-term leases. (See below Part II, Item 2. Legal Proceedings.)

     The Independent Auditor's Report for the financial statements contained in this registration statement contain a "going concern" limitation. The Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to use the proceeds of the assignment of the leases for the property in Nevada to seek additional locations for golf courses. There is no assurance that the litigation will be concluded in the favor of the Company or when the $30,000 due from the assignees of the leases would be paid. The Company currently has no proposed sites for golf courses available to it. Dan Shuput, the President, a director and a principal shareholder of the Company, has furnished the funds necessary to meet the minimal operating expenses of the Company. Although Mr. Shuput has expressed his intention to continue to provide funds for such minimum operating expenses, there is no agreement or obligation on his part to do so. Such funds furnished to the Company by Mr. Shuput are loaned at an annual interest rate of 10% and are due upon demand.

     If the Company is unsuccessful in locating additional golf properties, management intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The Board of Directors will make the final approval in determining whether to complete any acquisition. The Company intends to seek stockholders' approval for the acquisition of any new business venture.

     The investigation of new sites for golf courses or new specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, any failure to consummate the particular transaction may result in the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and develop another golf course or to locate and acquire or merge with a new business prospect. There is no assurance that the Company will be able to acquire an interest in any such golf course, or other prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a potential site for a new golf course or a new business opportunity, management of the Company will give consideration to the potential and cost of development of a golf course, the availability of financing for the course, or, in the case of a new existing business project, the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY

     On February 14, 1994, Dan Shuput entered into a lease agreement with Bert Brimhall to lease approximately 120 acres of undeveloped real property located in Clark County, Nevada, approximately 50 miles north of Las Vegas, Nevada. The lease is renewable every 20 years for a total term of 99 years, provided that the lessee is not in default. Annual rent on the property is $100 per acre for the first five years and is adjusted beginning in the sixth and every five years thereafter according to the cost of living index. Lease payments are due semi-annually. The lease requires that the property be used for development of a golf course and/or other real estate development. The lessee also has a right of first refusal to purchase the property. The lease also provides for the lease of 203 water shares at an annual rate of $40 per share. The lease also contains contingencies requiring lessee to obtain adjacent land; secure adequate water rights; obtain soil testing demonstrating the ability to grow turf grass on the land; obtaining the necessary zoning changes or use permits; approval of the development from Clark County; approval for the project from the Environmental Protection Agency and the Bureau of Land Management; and no negative impact by any municipal or governmental agency or department. The lease was assigned to the Company on March 29, 1994.

     In September 1994 the Company entered into a lease agreement with Bert Brimhall to lease approximately 80 acres of undeveloped real property adjacent to the foregoing parcels leased in February 1994. The terms of this lease are identical to the terms of the February 14, 1994, lease.

     In August 1998 the Company entered into an Agreement for Assignment of Lease dated August 27, 1998, with Richard Bowler in which the Company agreed to assign to Mr. Bowler its interest in the two foregoing leases covering approximately 200 acres. Mr. Bowler agreed to pay $30,000 to the Company for the assignment and $48,125 to the original lessor for the arrearage in the lease payments for the property. The agreement is subject to the lessor of the original leases accepting the arrearage check.

     The original lessor refused to accept or return the arrearage check and on December 11, 1998, the Company and the assignees in the August 1998 assignment agreement filed a lawsuit against the original lessor. (See below
Part II, Item 2. Legal Proceedings.)

     Dan Shuput, the President, a director, and a principal shareholder of the Company, furnishes space in his home in Mesquite, Nevada, for the office and mailing address of the Company. This space is furnished at no cost to the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of Common Stock of the Company as of October 25, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                               Amount and Nature
Name and Address               of Beneficial
of Beneficial Owner            Ownership (1)               Percent of Class

Dan Shuput                      3,744,000                    74.93%
1236 Wigwam St.
Mesquite, NV 89027

William S. Roberts                200,000                        4%

Gayle Terry                        20,000                        *

Executive Officers and
Directors as a Group
(3 Persons)                     3,964,000                    79.33%

     * Represents less than 1%.

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

     The Company is seeking a new golf course development project or potential business acquisitions or opportunities. (See "Item 1. Description of Business.") Acquisition of a new business opportunity could result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of October 20, 2000, the name, age, and position of the executive officers and directors of the Company and the term of office of such directors:

     Name                Age     Position(s)                    Director Since

     Dan Shuput          70      Director, President, & CEO             1991
     William S. Roberts  59      Director, Secretary, & Treasurer       1998
     Gayle Terry         43      Director & Vice-President              1998

     Directors are elected until the next succeeding annual meeting of shareholders and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held on the second Tuesday of March of each year at 9:00 am. If the day fixed for the annual meeting is a legal holiday, the meeting will be held on the next succeeding business day. The annual meeting may be held at any place, either within or without the State of Nevada, designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

     Set forth below is certain biographical information regarding the Company's current executive officers and directors:

     DAN SHUPUT has been semi-retired since 1998. From 1994 until 1998 he worked as a salesman and finance manager for D.P Auto, a used car and truck dealership in Salt Lake City, Utah. He was vice-president of the Company from its inception in 1991 until 1994 and has been president and CEO since 1994.

     WILLIAM S. ROBERTS has been Secretary and Treasurer of the Company since 1998. Since March 2000 Mr. Roberts has been President and Chairman of Kubla Khan, Inc., a company involved in the sale of deep discounted, distress merchandise to retailers and the general public. Kubla Khan, Inc. is not a reporting company under the Securities Exchange Act, but has filed a registration statement under the Securities Act. From July 1999 until June 2000 he was a national account manager for Amembal Capital Corp., an equipment leasing company. From January 1998 until September 1998 he was an area sales manager for Data Transmission Network, a satellite information systems company. Since 1992 he has been self-employed as a business consultant to companies entering the public arena. From 1980 until 1992 he was employed by a number of stock brokerage firms in Salt Lake City, Utah. From 1972 until 1979 he was vice-president, financial principal, and chief financial officer of two stock brokerage firms in Salt Lake City, Utah. From 1994 until 1996 he was president of AAOGI Investment Corp., a NASD member securities firm which was subsequently sold. Mr. Roberts received his accounting degree in 1968 from Stevens Henager College.

     Over twenty years ago, Mr. Roberts signed a consent decree with the U.S. Securities and Exchange Commission in regard to an SEC investigation of Le Barron Securities, Inc. without admitting or denying guilt. Mr. Roberts was vice-president and financial principal of Le Barron Securities, Inc. The penalties imposed under the decree were spread over an eight month period.
For the first four months Mr. Roberts was barred from being associated in the securities industry. For the following four months he was allowed to be involved in the securities industry as a registered representative but was barred from being a registered principal. At the end of the eight months, Mr. Roberts was allowed to resume full involvement in the securities industry.

     GAYLE TERRY has been a vice-president of the Company since 1998. Since 1994 she has been employed by First Security Investor Services, a securities brokerage firm, as an operating officer and cashiering manager.

     Ms. Terry is the niece of Dan Shuput.

     Management devotes only nominal time to the activities of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the fiscal years ended December 31, 1999, 1998, and 1997.

     Directors are not entitled to receive compensation for their services as directors. However, directors may, pursuant to a resolution of the Board, receive a fixed sum and expenses for actual attendance at each regular or special meeting of the Board. The Board of Directors of the Company has not adopted a resolution providing for paying such a fixed sum or expenses but.

     The Company has no employment agreements or compensatory plans or arrangements with any of its executive officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     By virtue of his stock ownership of the Company, Dan Shuput, the President and a director of the Company, may be deemed to control the Company and therefore may be a parent of the Company. Mr. Shuput beneficially owns 3,744,000, or 74.93%, of the outstanding stock of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 20,000,000 shares of common stock, par value $.01 per share (the "Common Stock"). As of October 25, 2000, the Company had outstanding 4,996,860 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. The Articles of Incorporation provide that the Common Stock cannot be issued in series or broken into additional classes. Special meetings of the shareholders may be called by the Board of Directors, President, or the holders of not less than two-thirds of the outstanding shares of the Company entitled to vote at the meeting.
Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no public trading market for the common stock of the Company. None of the common shares is subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock of the Company. Of the 4,996,860 outstanding common shares, all are restricted securities as defined in Rule 144 under the Securities Act; management believes that all of these shares are currently eligible for resale under Rule 144. The Company has not agreed to register any of these shares under the Securities Act for sale by the securities holder. The Company is not currently, and has not proposed to, publicly offer any of its Common Stock.

     At October 25, 2000, the Company had approximately 37 shareholders of record of its Common Stock. The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, to act as its transfer agent.

     During the last two fiscal years ended December 31, 1999 and 1998, and during the interim period through September 30, 2000, the Company has not declared any dividends on its Common Stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     On December 11, 1998, the Company, Dan Shuput (the president, a director and principal shareholder of the Company), Joseph Bowler Jr., Joseph Bowler III, and Richard Bowler (the "Plaintiffs") filed a complaint in the District Court of Clark County, Nevada, against Bert Brimhall, individually and as trustee of the Bert Brimhall Revocable Living Trust of 1996, J. Thomas Baggs, as guardian of Bert Brimhall, Glen Brimhall, individually and as trustee of the Bert Brimhall Revocable Living Trust of 1996, and June Coleman (the "Defendants"). The complaint arises out of a transaction whereby the Company attempted, in 1998, to sell and assign its interest in three parcels of property located near Overton, Nevada, to Joseph Bowler Jr., Joseph Bowler III, and Richard Bowler, subject to confirmation of the validity of the original lease. The land had been leased in 1994 from Bert Brimhall by Mr. Shuput and the Company. Mr. Shuput had transferred his interest in the property to the Company shortly after the original lease transaction. At the time of the assignment to the Bowlers, the Company was in arrears in the payment of the lease payments on the land. The Company tendered the arrearage amount to the assignor who claimed that the lease had been terminated. Plaintiffs claim that lessor failed to properly terminate the lease and was therefore obligated to accept the arrearage payment and recognize the validity of the original lease. The Plaintiffs are seeking a declaratory judgment that the leases have not been terminated and are still binding and effective; for damages caused by Defendant's breach of the lease agreements; for judgment that the Company still holds leasehold interests in the land; and for damages proximately caused by Defendant's intentional interference with Bowlers' prospective economic advantage.

     One of the defendants, Glen Brimhall, brought a counterclaim against the plaintiffs, including the Company. The essence of these counterclaims is to declare that the Company and other plaintiffs have no interest in the property.

     Although the Company is a plaintiff in the matter, the legal costs of the case are being advanced by the assignee plaintiffs. The case has proceeded through the discovery stage and currently the parties are waiting for a trial date.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     No securities were sold within the last three years by the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VIII of the Articles of Incorporation of the Company provides that the Company shall indemnify its directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements. The following financial statements are included in this statement:

                                                       Page
     Independent Auditor's Report                                          F-1
          Balance Sheet as of December 31, 1999 and 1998 (audited)
     and September 30, 2000 (unaudited)                                    F-2
          Statements of Operations for the years ended December 31, 1999 and 1998 (audited), the nine months ended September 30,
     2000 (unaudited), and from inception through September
     30, 2000 (unaudited)                                                  F-3
     Statement of Stockholders' Equity from inception to December
     31, 1999 (audited) and for the nine months ended
     September 30, 2000 (unaudited)                                        F-4
          Statements of Cash Flows for the years ended December 31, 1999 and 1998 (audited), the nine months ended September 30,
     2000 (unaudited), and from inception through September
     30, 2000 (unaudited)                                                  F-6
          Notes to Financial Statements                                    F-7

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT


INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)


CONTENTS                                                                  PAGE

Independent Auditor's Report                                                 1

Balance Sheets                                                               2

Statements of Operations                                                     3

Statement of Stockholders' Equity                                          4-5

Statements of Cash Flows                                                     6

Notes to Financial Statements                                              7-9

Independent Auditor's Report
Board of Directors and Stockholders
Industries International, Incorporated
Mesquite, Nevada

I have audited the accompanying balance sheets of Industries International, Incorporated (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and from the beginning of the development stage on January 11, 1991 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industries International, Incorporated (a development stage company) as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and from the beginning of the development stage on January 11, 1991 (Inception) through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the company is a development stage company with no significant operating results to date and with no operating capital, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in
Note 4. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

/s/ David T. Thomson P.C.

Salt Lake City, Utah
August 10, 2000

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

BALANCE SHEETS


                                     September 30,  December 31,    December 31,
                                         2000           1999            1998
                                     (Unaudited)
ASSETS

CURRENT ASSETS
     Prepaid expenses                  $5,000          $6,000            $-
                                       ------          ------          -------
          Total Current Assets          5,000           6,000             -
                                       ------          ------          -------
TOTAL ASSETS                           $5,000          $6,000            $-
                                       ======          ======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                  $-              $-                $-
     Payable to stockholder            19,041          14,485            7,233
                                       ------          ------          -------
          Total Current Liabilities    19,041          14,485            7,233
                                       ------          ------          -------
STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock; $.01 par value,
       20,000,000 shares authorized,
       4,996,860, 4,996,860 and
       4,996,860 shares issued and
       outstanding respectively        49,969          49,969           49,969
     Capital in excess of par value   404,210         402,560          400,360
     Deficit accumulated during the
      development stage              (468,220)       (461,014)        (457,562)
                                       ------          ------          -------
     Total Stockholders' Equity
      (Deficit)                       (14,041)         (8,485)          (7,233)
                                       ------          ------          -------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                  $5,000          $6,000            $-
                                       ======          ======          =======

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

STATEMENTS OF OPERATIONS

                                                                   From the
                                                                Beginning of the
                                                                  Development
                              For the    For the       For the      Stage on
                            Nine Months    Year         Year    January 11, 1991
                               Ended      Ended         Ended        through
                           September 30, December 31, December 31, September 30,
                               2000        1999          1998          2000
                           (Unaudited)                             (Unaudited)

REVENUE                          $-         $-           $-            $-
                              ------      ------       ------         -------
EXPENSES
 General and administrative      137         218          210           8,128
 Professional fees and
  commissions                  5,900       2,200          600         385,258
     Development costs
      - golf project              -          -            -            69,135
     Amortization expense         -          -            -             1,000
     Advertising and promotions   -          -            -               339
                               6,037       2,418          810         463,860
                              ------      ------       ------         -------
NET LOSS BEFORE OTHER
 INCOME (EXPENSE)             (6,037)     (2,418)        (810)       (463,860)
                              ------      ------       ------         -------
OTHER INCOME (EXPENSE)
     Interest expense         (1,169)     (1,034)        (648)         (4,360)
                              ------      ------       ------         -------
NET INCOME (LOSS)            $(7,206)    $(3,452)     $(1,458)      $(468,220)
                              ======      ======       ======         =======
EARNINGS (LOSS) PER SHARE    $ (0.00)    $ (0.00)     $ (0.00)      $   (0.18)
                              ======      ======       ======         =======
WEIGHTED AVERAGE NUMBER
 OF SHARES                 4,996,860   4,996,860    4,996,860       2,625,083
                              ======      ======       ======         =======

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

                                                                      Deficit
                                                                     Accumulated
                                                         Capital in  During The
                                         Common Stock    Excess of   Development
                                       Shares    Amount  Par Value      Stage

BALANCE, January 11, 1991                  -      $-        $-           $-
                                        ------   ------   ------        --------
Shares issued at inception to
     individuals for services rendered
     and payment of expenses and costs
     at $.01 per share                 100,000    1,000      -            -

Net income (loss) for the year ended
     December 31, 1991                     -       -         -             (200)
                                        ------   ------   ------        --------
BALANCE, December 31, 1991             100,000    1,000      -             (200)

Net income (loss) for the year ended
     December 31, 1992                     -       -         -             (200)
                                        ------   ------   ------        --------
BALANCE, December 31, 1992             100,000    1,000      -             (400)

Net income (loss) for the year ended
     December 31, 1993                     -       -         -             (565)
                                        ------   ------   ------        --------
BALANCE, December 31, 1993             100,000    1,000      -             (965)

Shares issued for services rendered
at $.01 per share, January and
March 1994                           2,050,000   20,500      -               -

Shares issued for cash at $.15 per
share, April through December 1994     364,000    3,640   50,960             -

Net income (loss) for the year ended
     December 31, 1994                     -       -         -          (30,049)
                                        ------   ------   ------        --------
BALANCE, December 31, 1994           2,514,000   25,140   50,960        (31,014)

Shares issued for services rendered
at $.15 per share, October 1995         57,000      570    7,980             -

Shares issued for cash at $.15 per
share, May, June, July, and
December 1995                           88,334      883   12,367             -

Net income (loss) for the year ended
     December 31, 1995                     -       -         -          (40,879)
                                        ------   ------   ------        --------
BALANCE, December 31, 1995           2,659,334  $26,593  $71,307       $(71,893)
                                        ======   ======   ======        ========
Continued on next page


The accompanying notes are and integral part of these financial statements

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

                                                                       Deficit
                                                                     Accumulated
                                                        Capital in    During The
                                     Common Stock       Excess of    Development
                                    Shares     Amount   Par Value       Stage

BALANCE, December 31, 1995        2,659,334    $26,593   $71,307      $(71,893)
                                     ------     ------    ------       --------
Shares issued for services
rendered at $.15 per share,
January 1996                      2,270,000     22,700   317,800           -

Shares issued for cash at $.15
per share, February 1996             67,526        676     9,453           -

Net income (loss) for the year
ended December 31, 1996                 -         -         -          (341,847)
                                     ------     ------    ------       --------
BALANCE, December 31, 1996        4,996,860     49,969   398,560       (413,740)

Contributed capital                     -         -        1,200           -

Net income (loss) for the year
ended December 31, 1997                 -         -         -           (42,364)
                                     ------     ------    ------       --------
BALANCE, December 31, 1997        4,996,860     49,969   399,760       (456,104)

Contributed capital                     -         -          600           -

Net income (loss) for the year
ended December 31, 1998                 -         -         -            (1,458)
                                     ------     ------    ------       --------
BALANCE, December 31, 1998        4,996,860     49,969   400,360       (457,562)

Contributed capital                     -         -        2,200           -

Net income (loss) for the year
ended December 31, 1999                 -         -         -            (3,452)
                                     ------     ------    ------       --------
BALANCE, December 31, 1999        4,996,860     49,969   402,560       (461,014)

Contributed capital (Unaudited)         -         -        1,100           -

Net income (loss) for the nine
months ended September 30, 2000
(Unaudited)                             -         -         -            (7,206)
                                     ------     ------    ------       --------
BALANCE, September 30, 2000
(Unaudited)                       4,996,860    $49,969  $403,660      $(468,220)
                                     ======     ======    ======       ========


The accompanying notes are and integral part of these financial statements

INDUSTRIES INTERNATIONAL, INCORPORATED.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

                                                                    From the
                                                                Beginning of the
                                                                  Development
                              For the     For the     For the       Stage on
                            Nine Months     Year        Year   January 11, 1991
                               Ended       Ended       Ended        through
                           September 30, December 31, December 31, September 30,
                               2000         1999        1998          2000
                           (Unaudited)                            (Unaudited)

CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income (loss)           $(7,206)      $(3,452)    $(1,458)    $(468,220)
Adjustments to reconcile
 net income (loss) to
 net cash used by operating
 activities
Expenses paid by issuance
 of stock                         -             -          -        370,550
Contributed capital -
 noncompensated services      1,650         2,200         600         5,650
Changes in assets and
 liabilities
(Increase) decrease in
 prepaid expenses             1,000        (6,000)         -         (5,000)
Increase in payable to
 shareholder                  4,556         7,252         858        19,041
                             ------        ------      ------      --------
Net Cash use by Operating
 Activities                       -             -          -        (77,979)
                             ------        ------      ------      --------
CASH FLOWS FROM INVESTING
 ACTIVITIES                       -             -          -            -
                             ------        ------      ------      --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
Issuance of common stock
 for cash                         -             -          -         77,979
                             ------        ------      ------      --------
Net Cash provided by Financing
 Activities                       -             -          -         77,979
                             ------        ------      ------      --------
NET INCREASE (DECREASE) IN CASH   -             -          -            -

CASH - BEGINNING OF PERIOD        -             -          -            -
                             ------        ------      ------      --------
CASH - END OF PERIOD             $-            $-         $-           $-
                             ======        ======      ======      ========
CASH PAYMENTS FOR
     Income taxes                $-            $-         $-           $-
     Interest                    $-            $-         $-           $-
                             ======        ======      ======      ========
NONCASH TRANSACTIONS
Common stock issued to pay
 for expenses                    $-            $-         $-       $370,550
                             ======        ======      ======      ========
Contributed capital -
 noncompensated services     $1,650        $2,200        $600        $5,650
                             ======        ======      ======      ========

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS


NOTE   1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized under the laws of the State of Nevada on January 11, 1991 and has elected a fiscal year end of December 31st. The Company was formed to engage in any business activity but from January 1991 through 1996 all activity of the Company was directed towards the development of a golf course in the Moapa or Overton valley area of Nevada. This endeavor was not successful and the Company has been basically dormant since 1997. However, the Company is involved in litigation related to the golf course project. (see note 5). The Company has not commenced planned principle operations and is considered a development stage Company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Net income (loss) per Share - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Income Taxes - the Company has experienced operating losses each year from inception in 1991 through December 31, 1999. No provision for income taxes has been included in these financial statements, and there are no deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The Company has not filed its Federal tax returns since inception. It has no operating loss carryforwards because losses it has had since inception have not been established for tax purposes by the filing of applicable tax returns.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Information - In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at September 30, 2000 and the results of operations and cash flows for the nine months then ended. The results of operations and cash flows for the nine months ended September 30, 2000 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 2000.

INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development State Company)

NOTES TO FINANCIAL STATEMENTS


NOTE   2  -  RELATED PARTY TRANSACTIONS

Since 1997, the Company has not compensated officers, directors and stockholders for time and services rendered to the Company and for use of space in their homes as a Company office. The fair value cost for the above has been estimated to be $1,200, $600, $2,200, and $1,650 for the years 1997, 1998, 1999 and the nine months of 2000 respectively and is shown as contributed capital in the statement of stockholders' equity.

An officer and stockholder of the Company has advanced money to the Company to pay certain expenses of the Company. The amounts advanced are accruing compound interest at a 10% rate based on average balances owed and the advance plus accrued interest is shown as a payable to stockholder in the financial statements.

NOTE   3  -  COMMON STOCK TRANSACTIONS

The Company has issued its common stock, recorded at fair value at time of issuance, for services rendered and also as payment for various expenses incurred by the Company. During the period from inception through December 31, 1999, the Company issued 2,150,000 common shares at par value of $.01 per share and issued 2,327,000 common shares at $.15 per share as payment for services rendered and various expenses incurred. In addition, the Company issued 364,000, 88,334, and 67,526 shares of common stock for cash at $.15 per share during 1994, 1995, and 1996 respectively. Details of these transactions are shown in the statement of stockholders' equity.

NOTE   4  -  CONTINUANCE OF BUSINESS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern and the realization of assets and liquidation of liabilities in the normal course of business. However, the Company is in the development stage and does not have cash or operating capital with its only asset being prepaid expenses, nor does it have an established source of revenues to cover its operating costs and to allow it to continue as a going concern.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheets are dependent upon the Company' ability to meet its future plans which are to remain in good corporate standing until it enters into a business venture. In the past and interim, a shareholder of the Company has paid expenses of the Company to maintain its existence and it is anticipated the stockholder will continue to help the Company meet its minimal operating expenses.

NOTE   5  -  LITIGATION

The Company and its President, along with other unrelated parties, are plaintiffs in a lawsuit involving a dispute over the rights to two leased parcels of unimproved real property located in or around Overton, Nevada. The two parcels were leased by the Company during 1994 as part of its efforts to develop a golf course project.


INDUSTRIES INTERNATIONAL, INCORPORATED
(A Development State Company)

NOTES TO FINANCIAL STATEMENTS


NOTE   5  -  LITIGATION - CONTINUED

The Company has been in arrears on payments for both leases since 1996.
During 1998, the Company conditionally assigned its rights to the two parcels of real estate to the unrelated parties named as co-plantiffs in consideration of $30,000 cash and an agreement to assume liability for any and all payments in arrears under the Company's lease agreements. The assignment is contingent upon the determination by the courts that the leases are valid and binding. One of the defendants has brought counterclaims against the plaintiffs , including the Company.

The Company does not control the litigation. Legal counsel has contracted with plaintiffs other than the Company and its President for the provision of legal services related to the lawsuit. Thus, the Company has not made any payments for legal services to legal counsel, as other plaintiffs have done so.

Legal Counsel believes that the probability of an unfavorable outcome which would cause the Company to experience a material loss is not likely. Also, in regard to the counterclaims the Company believes that it is asserting valid defenses to those counterclaims, which should preclude material loss.

PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

     The following exhibits are included as part of this statement:

     Exhibit No.   Description                                        Location
     2.1          Articles of Incorporation filed June 11, 1991       Attached
     2.2          Current Bylaws                                      Attached
     4.1          Form of Common Stock Certificate                    Attached
     6.1          Lease Agreement dated February 14, 1994, as amended Attached
     6.2          Assignment of Lease dated March 29, 1994            Attached
     6.3          Lease Agreement dated September 1, 1994             Attached
     6.4          Agreement for Assignment of Lease dated
                   August 27, 1998                                    Attached

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Industries International, Incorporated


Date: November 9, 2000            By /s/ Dan Shuput, President


Date: November 9, 2000            By /s/ William S. Roberts,
                                         Chief Financial & Principal
                                         Accounting Officer